

SEC 02004895 COMMISSION
49


PROCESSING
RECEIVED
MAR 01 2002
365
WASH, D.C.

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| SEC FILE NUMBER |
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| 8- 40829 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2001 (MM/DD/YY) AND ENDING Dec. 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ennismore Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 Lexington Avenue, Suite 2202
(No. and Street)

New York, New York 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Calvin W. Cheng (212) 252-9980
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Loozis & Wegener, Certified Public Accountant
(Name — *if individual, state last, first, middle name*)

521 Fifth Avenue, Suite 1700, New York, New York 10175
(Address) (City) (State) Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Calvin W. Cheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ennismore Securities, Inc., as of Dec. 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ALLEN SCHOLE
Notary Public, State of New York
No. 02SC4948561
Qualified in New York County
Commission Expires March 20, 2003

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ENNISMORE SECURITIES, INC.

## Financial Statement

## December 31, 2001

264 Clinton Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

# Loozis & Wegener, CPA's

264 Clinton Road • Garden City, New York 11530 • (516)294-0420 • Fax: (516)248-5321


Ennismore Securities, Inc.
370 Lexington Avenue
Suite 2202
New York, New York 10017

Board of Directors:

We have audited the accompanying balance sheet of Ennismore Securities, Inc. as of December 31, 2001, and the related statement of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ennismore Securities, Inc. as of December 31, 2001, and the results of operations and changes in cash flows for the year then ended in conformity with generally accepted accounting principles applied on a consistent basis.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Loozis & Wegener
Certified Public Accountants

New York, New York
February 4, 2002

# TABLE OF CONTENTS

## ENNISMORE SECURITIES, INC.

Financial Statement
December 31, 2001



264 Clinton Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Exhibit A
ENNISMORE SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

## ASSETS

| | | |
|---|---|---|
| Current Assets | | |
| Cash (note 1a) | $21,808 | |
| Plant, Property & Equipment net of accumulated depreciation of $28,375 (note 8) | 10,658 | |
| TOTAL ASSETS | | $32,466 |

## LIABILITIES & CAPITAL

| | | |
|---|---|---|
| Current Liabilities | | |
| Accruals & Payables | 12,040 | |
| TOTAL CURRENT LIABILITIES | | $12,040 |
| Stockholders Equity | | |
| Common Stock (note 7) | $100 | |
| Common Stock - Paid in Excess | 313,495 | |
| Deficit, December 31, 2000 | -270,549 | |
| Less: Loss, 2001 | -22,620 | |
| TOTAL STOCKHOLDERS EQUITY | | 20,426 |
| TOTAL LIABILITIES & CAPITAL | | $32,466 |

The accompanying notes are an integral part of these financial statements.

Exhibit B

ENNISMORE SECURITIES, INC.

Statement of Income

For the twelve months ended December 31, 2001

| | | |
|---|---|---|
| Income | | |
| Income from Operations | $0 | |
| Income - Interest | 813 | |
| | | 813 |
| Expenses | | |
| Officer's Salaries | $12,000 | |
| Bank Charges | 460 | |
| Depreciation | 267 | |
| Legal & Professional | 2,200 | |
| Messenger & Express Services | 180 | |
| Office Expense | 759 | |
| Rent | 1,050 | |
| Registration Fee | 4,915 | |
| Payroll Taxes | 902 | |
| Other Taxes | 400 | |
| Telephone | 300 | |
| | | 23,433 |
| Net Loss | | $22,620 |

The accompanying notes are an integral part of these financial statements.

Exhibit B1
ENNISMORE SECURITIES, INC.
Statement of Changes in Stockholder's Equity

| | Common Stock Shrs | Common Stock $ | additional paid-in Capital | Retained Deficit | Treas Stock | Total |
|---|---|---|---|---|---|---|
| Balance Jan 1, 2001 | 100 | $100 | $292,995 | ($270,551) | 0 | $22,544 |
| Capital Contribution | | | $20,500 | | | |
| Net Loss, 2001 | | | | ($22,622) | | |
| Balance, Dec 31, 2001 | 100 | $100 | $313,495 | ($293,173) | 0 | $20,426 |

264 Clinton Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Exhibit B2
Ennismore Securities, Inc.

Computation of Net Capital
Under 240.15c3-3

| | | |
|---|---|---|
| Stockholders' Equity | | |
| Common Stock | $100 | |
| Add: Paid in Excess | 313,495 | |
| Less: Deficit through Dec. 31, 2000 | (270,549) | |
| Less: Loss for 2001 | (22,620) | $20,426 |
| Less: non-allowable assets | | |
| Plant, Property & Equipment | | |
| Net of depreciation | | (10,658) |
| **Net Capital** | | **$9,768** |
| Less: Minimum Dollar Requirement | | ($5,000) |
| **Net Capital in Excess of Reserve Requirement** | | **$4,768** |

There are no material differences between the computation stated above and the Part IIA Focus report, as filed.

[illegible] Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Exhibit C
ENNISMORE SECURITIES, INC.
Statement of Cash Flows
For the Twelve months ended December 31, 2001

| | |
|---|---|
| Cash Flows from Operation Activities: | |
| Cash received from operations | $0 |
| Cash paid for operating expenses | -23,166 |
| Net Cash outlays from operations | -23,166 |
| Cash Flows from Investing & Other Activities | |
| Cash received from Investment Income | $813 |
| Cash received from Additional Capital Contrib. | 20,500 |
| Cash outlays from decrease in Liabilities | -2,578 |
| Net Decrease in Cash | (4,431) |
| Add: Cash & Cash Investments, Jan. 1, 2001 | 26,239 |
| Cash Balance, December 31, 2001 | $21,808 |

The accompanying notes are an integral part of these financial statements.

264 Clinton Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Exhibit "D"

# ENNISMORE SECURITIES, INC.
Notes to Financial Statements

1a. Cash

Cash consists of checking and money market accounts.

1b. Significant Accounting Policies - Marketable Securities.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income or loss from investments. The Cash - Investments account consists entirely of marketable securities. Throughout 2001 the company had no marketable securities.

2. Incorporation

Ennismore Securities, Inc. was incorporated as a New York Corporation on August 23, 1989.

3. Contingent Liabilities

Management is not aware of any litigation, pending or actual, against the Company.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the greater of 15 to 1 or $5,000 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $9,768 which was $6,619 in excess of its required net capital of $5,000.

5. Income Taxes

The Company has elected S-Corporation tax status for Federal & State income tax purposes. There was no federal tax liability for 2001.

6. Earnings Per Share

Earnings per share of common stock was computed by dividing net income by the number of common shares outstanding for the year (100 shares outstanding). The Net Loss per share in 2001 was $226.20.

264 Clinton Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

7. Capital Stock

The authorized, issued, and outstanding shares of capital stock at December 31, 2001, were as follows:

Common Stock, par value $1.00, authorized 20,000 shares;
issued and outstanding 100 shares.

8. Depreciation

Depreciation of equipment for financial reporting purposes is computed at rates adequate to allocate the cost of applicable assets over their expected useful lives. Furniture & Fixtures of $30,626 is fully depreciated over the useful life of seven years. Leasehold Improvements of $8,406 is amortized over thirty one and a half years ($267 for 2001).

264 Clinton Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321

Exhibit "E"

ENNISMORE SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Focus Report - Part IIA

As of December 31, 2001

264 Clinton Road • Garden City, New York 11530 • Phone (516)294-0420 • Fax (516)248-5321